UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Blue Capital Reinsurance Holdings Ltd.

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G1190F107

(CUSIP Number)

John V. Del Col, Esq.

General Counsel & Secretary

Endurance Specialty Holdings Ltd.

Waterloo House

100 Pitts Bay Road

Pembroke HM 08, Bermuda

(441) 278-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G1190F107

1.	Names of Reporting Persons Montpelier Reinsurance Ltd. I.R.S. Identification Nos of Above Persons (Entities Only) 98-0417516
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,500,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,910,584
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.2%*
14.	Type of Reporting Person (See Instructions) IC

*	Based on 8,752,335 Common Shares issued and outstanding of the Issuer, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 30, 2015.

CUSIP No. G1190F107

1.	Names of Reporting Persons Endurance Specialty Holdings Ltd. I.R.S. Identification Nos of Above Persons (Entities Only) 98-0392908
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 410,584
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 410,584
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,910,584
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.2%*
14.	Type of Reporting Person (See Instructions) IC

*	Based on 8,752,335 Common Shares issued and outstanding of the Issuer, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on July 30, 2015.

The purpose of this Amendment No. 6 to Schedule 13D (this “Amendment”) is to substitute Endurance Specialty Holdings Ltd., a Bermuda exempted company (“Endurance”) for Montpelier Re Holdings Ltd., a Bermuda exempted company (“Montpelier”) as a Reporting Person (defined below) as a result of the merger (the “First Merger”), effective July 31, 2015, of Montpelier with and into Milhill Holdings Ltd., a Bermuda exempted company (“Merger Sub”) and the subsequent merger of Merger Sub with and into Endurance. Except as set forth in this Amendment, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D filed by Montpelier Reinsurance Ltd., a Bermuda exempted company (“Montpelier Re”) and Montpelier with the SEC on November 13, 2013 (the “ Original 13D”).

Item 2. Identity and Background

Item 2 of the Original 13D is hereby deleted in its entirety and replaced with the following:

(a)	This Schedule 13D is being filed by Endurance and by Montpelier Re (collectively, the “Reporting Persons”).

(b)	The address and principal executive office of the Reporting Persons is Waterloo House, 100 Pitts Bay Road, Pembroke HM 08, Bermuda.

(c)	Endurance is a global specialty provider of property and casualty insurance and reinsurance. Through its operating subsidiaries, Endurance writes agriculture, casualty and other specialty, professional lines and property, marine and energy lines of insurance and catastrophe, property, casualty, professional lines and specialty lines of reinsurance. Montpelier Re seeks to identify and underwrite attractive insurance and reinsurance opportunities by combining underwriting experience with proprietary risk pricing and capital allocation models and catastrophe modeling tools. Endurance maintains excellent financial strength as evidenced by the ratings of A (Excellent) from A.M. Best (XV size category) and A (Strong) from Standard and Poor’s on its principal operating subsidiaries.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Annex A hereto and are incorporated by reference herein in their entirety.

(d)	During the past five years, none of the Reporting Persons or, to their knowledge, any person listed on Annex A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or, to their knowledge, any person listed on Annex A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby supplemented to include the following:

Effective July 31, 2015, in accordance with the Agreement and Plan of Merger, dated as of March 31, 2015, among Montpelier, Endurance and Merger Sub (the “Merger Agreement”), Montpelier was merged with and into Merger Sub with Merger Sub continuing as the surviving company, as a result of which Endurance became the beneficial owner of the reported shares of the Issuer formerly beneficially owned by Montpelier. Upon completion of the First Merger, each share of common stock, 1/6 cent par value per share, of Montpelier issued and outstanding immediately prior to the effective time of the First Merger was converted into the right to receive 0.472 of an ordinary share, par value $1.00 per share, of Endurance and cash in lieu of any fractional share to which the holder was entitled (the “Merger Consideration”). In addition, pursuant to the terms and conditions of the Merger Agreement and prior to the effective time of the First Merger, Montpelier paid a special dividend of $9.89 per Montpelier common share to the holders of record of issued and outstanding Montpelier common shares as of July 30, 2015, the record date for such special dividend. Immediately following the First Merger, Merger Sub merged with and into Endurance pursuant to a merger agreement, dated as of July 31, 2015 (the “Second Merger”), by and between Endurance and Merger Sub. As a result of the Second Merger, Endurance became the beneficial owner of the reported shares of the Issuer formerly beneficially owned by Montpelier.

Item 4. Purpose of Transaction

Item 4 of the Original 13D is hereby deleted in its entirety and replaced with the following:

On July 31, 2015, Montpelier and Merger Sub consummated the First Merger in accordance with the Merger Agreement. As a result of the First Merger, Montpelier ceased to exist as a separate entity and each outstanding common share of Montpelier was cancelled and converted into the right to receive the Merger Consideration. Immediately following the First Merger, Endurance and Merger Sub consummated the Second Merger resulting in Endurance becoming the beneficial owner of the reported shares of the Issuer formerly beneficially owned by Montpelier.

Pursuant to the Shareholder and Registration Rights Agreement, dated as of November 12, 2013 between Blue Capital Reinsurance Holdings Ltd. and Montpelier Re, Montpelier Re will have the right to nominate two of the Issuer’s five directors (or, if the Issuer’s Board of Directors consists of more than five directors, not less than 40% of the total board seats at any given time) until the later of the date on which (1) Endurance, or any of its wholly-owned subsidiaries, sell any of their Common Shares and (2) Endurance, or any of its wholly-owned subsidiaries, own less than 5% of the Common Shares. Montpelier Re will have the right to designate one of its nominees as chairman of the Issuer’s Board of Directors. In their capacity as a director of the Issuer, Montpelier Re’s nominees on the Issuer’s Board of Directors may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

Members of the Issuer’s management are also employees of the Reporting Persons. In their capacity as management of the Issuer, these employees may take an active role with respect to the Issuer’s operational, financial and strategic initiatives.

The Reporting Persons regularly review the Issuer’s business, performance, condition (financial or otherwise), results of operations, operations, competitive position, share price and anticipated future developments and prospects, as well as general economic conditions and existing and anticipated market and industry conditions and trends affecting the Issuer. The Reporting Persons regularly discuss such matters with the Issuer’s management and Board of Directors either directly or through Board participation. As a result of these or other factors and any such discussions, the Reporting Persons may, and reserve the right to, formulate and actively participate in any plans or proposals regarding the Issuer, including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, and to change their intentions with respect thereto at any time, as they deem appropriate.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2015

ENDURANCE SPECIALTY HOLDINGS LTD.

By:	/s/ John V. Del Col
Name: John V. Del Col
Title: General Counsel & Secretary

MONTPELIER REINSURANCE LTD.

By:	/s/ John V. Del Col
Name: John V. Del Col
Title: General Counsel & Secretary

Annex A

ENDURANCE SPECIALTY HOLDINGS LTD.

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of the Reporting Persons as of July 31, 2015. The principal business address of each person listed below is c/o Endurance Specialty Holdings Ltd., Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda.

DIRECTORS OF ENDURANCE SPECIALTY HOLDINGS LTD.

Name	Present Occupation	Citizenship
John Charman	Chairman of the Board and the Chief Executive Officer of Endurance Specialty Holdings Ltd.	United Kingdom

William H. Bolinder	Lead Director at Endurance Specialty Holdings Ltd.	United States of America

John T. Baily	Director at Endurance Specialty Holdings Ltd.	United States of America

Norman Barham	Director at Endurance Specialty Holdings Ltd.	United States of America

Galen R. Barnes	Director at Endurance Specialty Holdings Ltd.	United States of America

Philip M. Butterfield	Chairman of HSBC Bank Bermuda Limited	United States of America

Steven W. Carlsen	President of Shadowbrook Advising Inc.	United States of America

Morgan W. Davis	Director at Endurance Specialty Holdings Ltd.	United States of America

Susan S. Fleming	Consultant and Senior Lecturer in management, finance and entrepreneurship at Cornell University	United States of America

Nicholas C. Marsh	Director at Endurance Specialty Holdings Ltd.	United Kingdom

Scott D. Moore	Director at Endurance Specialty Holdings Ltd.	United States of America

William J. Raver	Director at Endurance Specialty Holdings Ltd.	United States of America

Robert A. Spass	Partner of Capital Z Partners	United States of America

Ian M. Winchester	Managing Partner and Chairman of the Investment Committee of BHC Winton Funds, L.P.	United Kingdom

EXECUTIVE OFFICERS OF ENDURANCE SPECIALTY HOLDINGS LTD.

Name	Present Occupation	Citizenship
John Charman	Chairman of the Board and the Chief Executive Officer of Endurance Specialty Holdings Ltd.	United Kingdom

Michael J. McGuire	Chief Financial Officer	United States of America

John V. Del Col	General Counsel & Secretary	United States of America

Jerome Faure	Chief Executive Officer, Global Reinsurance	United States of America

John A. Kuhn	Chief Executive Officer, Global Insurance	United States of America

Carrie L. Rosorea	Chief Accounting Officer	United States of America

A-1

DIRECTORS OF MONTPELIER REINSURANCE LTD.

Name	Present Occupation	Citizenship
Michael J. McGuire	Chief Financial Officer of Montpelier Reinsurance Ltd.	United States of America

John V. Del Col	General Counsel & Secretary of Montpelier Reinsurance Ltd.	United States of America

EXECUTIVE OFFICERS OF MONTPELIER REINSURANCE LTD.

Name	Present Occupation	Citizenship
John Charman	Chief Executive Officer	United Kingdom

Michael J. McGuire	Chief Financial Officer	United States of America

John V. Del Col	General Counsel & Secretary	United States of America

Jerome Faure	Chief Executive Officer, Global Reinsurance	United States of America

John A. Kuhn	Chief Executive Officer, Global Insurance	United States of America

Carrie L. Rosorea	Chief Accounting Officer	United States of America

A-2